Exhibit 99.2

Bright Scholar Education Holdings Limited

(Incorporated in the Cayman Islands with limited liability)

(NYSE: BEDU)

NOTICE OF ANNUAL GENERAL MEETING

to Be Held on June 25, 2019

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an Annual General Meeting (“AGM”) of Bright Scholar Education Holdings Limited (the “Company”) will be held at No.1, Country Garden Road, Beijiao Town, Shunde District, Foshan, Guangdong 528300, The People’s Republic of China on June 25, 2019 at 10:00 a.m. (local time), and at any adjourned or postponed meeting thereof, for the following purposes:

To consider and, if thought fit, pass the following ordinary resolutions to re-elect Mr. Ronald J. Packard as an independent director of the board of directors of the Company (the “Board”) and a member of the audit committee of the Board.

The Board previously appointed Mr. Packard as an independent director of the Board and a member of the audit committee of the Board on May 18, 2018. The biography of Mr. Packard was included in the Exhibit A attached hereto. Pursuant to Article 87 of the Company’s Articles of Association, a director appointed by the Board to fill a casual vacancy on the Board shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election.

The Board has provided the following resolutions for approval by the Company’s shareholders:

“RESOLVED THAT, Mr. Ronald J. Packard be, and hereby is, re-elected as an independent director of the Board and a member of the audit committee of the Board.”

The Board has fixed the close of business on May 16, 2019 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the AGM or any adjourned or postponed meeting thereof. The Board recommends the shareholders to vote FOR the resolutions.

The Company’s ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. In respect of the matters requiring shareholders’ vote at the AGM, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 20 votes. Shares underlying the Company’s American depositary shares (“ADSs”) are Class A ordinary shares. Each ADS represents one Class A ordinary share.

Voting by Holders of Ordinary Shares

Holders of record of the Company’s Class A and Class B ordinary shares at the close of business on the Record Date are entitled to vote at the AGM and any adjourned or postponed meeting thereof and are cordially invited to attend the AGM in person. Your vote is important. If you cannot attend the AGM in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than the time appointed for the AGM to ensure your representation at such meeting. Please refer to the proxy form, which is attached to and made a part of this notice.

Voting by Holders of ADSs

Holders of ADSs who wish to exercise their voting rights for the underlying Class A shares must act through The Bank of New York Mellon, the depositary of the Company’s ADS program (the “Depositary”), by submitting a Voting Instruction Card to the Depositary. The Depositary has advised us that it intends to mail to all ADS holders a Voting Instruction Card containing a link to the Company’s website (http://ir.brightscholar.com/) containing this notice of AGM. If you wish to have the Depositary, through its nominee or nominees, vote or execute a proxy to vote the Class A ordinary shares represented by your ADSs, please execute and forward to the Depositary the Voting Instruction Card sent to you by the Depositary. A postage-paid envelope will be provided to you for this purpose. The Voting Instruction Card should be executed in such a manner as to show clearly how you wish to vote in regard to the Company’s proposal. Alternatively, you may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card must be forwarded in sufficient time to reach the Depositary before 12:00 p.m. (New York Time), June 17, 2019. Only the registered holders of record at the close of business on May 16, 2019 will be entitled to execute the Voting Instruction Card.

Shareholders may obtain a copy of the Company’s annual report, free of charge, from the Company’s website at http://ir.brightscholar.com/, or by contacting GCM Strategic Communications, email: BEDU.IR@gcm.international.

By Order of the Board of Directors,
/s/ Huiyan Yang
Huiyan Yang
Chairperson

Foshan, April 25, 2019

Exhibit A

Biography of Mr. Ronald J. Packard

Ronald J. Packard became a director of Bright Scholar Holdings in May 2018. Mr. Packard is the CEO and Founder of Pansophic Learning, a global technology based education company. He was previously the long-time CEO and founder of K12 Inc. Prior to K12 Inc., Mr. Packard was the Vice President of Knowledge Universe and CEO of Knowledge Schools, one of the nation’s largest early childhood education companies. Mr. Packard also previously worked for McKinsey & Company and for Goldman Sachs and earned the Chartered Financial Analyst (CFA) designation in 1992. Mr. Packard holds a B.A. degree from the University of California at Berkeley and an M.B.A. from the University of Chicago, both with honors.

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